Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

Computation of Earnings Per Share

(In thousands, except per share data, unaudited)

	Three Months Ended March 31,
	2011	2010
Basic
Earnings:
Net income attributable to common shareholders	$4,281	$2,268

Shares:
Average common shares outstanding	8,552	8,660

Basic earnings per common share	$0.50	$0.26

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$4,281	$2,268

Shares:
Average common shares outstanding	8,552	8,660
Potentially dilutive common shares outstanding	496	643

Diluted average common shares outstanding	9,048	9,303

Diluted earnings per common share	$0.47	$0.24

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended March 31, 2011 excluded from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended March 31, 2010 excludes from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.